KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols:	CNSX: KKO
OTCQB: KKOEF

Vancouver, BC, August 21, 2012.  Kokomo Enterprises Inc. (the “Company”).  The Company reports that the Board of Directors of the Company have passed a resolution approving the consolidation of the Company’s share capital on a fifteen (15) old shares for one (1) new share basis, and the changing of the Company’s name from Kokomo Enterprises Inc. to “High 5 Ventures Inc.”.  It is anticipated that the consolidation of the Company’s share capital and the Company’s name change shall be effective on or around August 31, 2012.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link.
http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board of
Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KOKOMO ENTERPRISES INC.
Suite 1000, 1177 West Hastings St.
Vancouver, BC  V6E 2K3
Tel: 604 681-1519  Fax: 604 681-9428
www.kokomoenterprises.ca   email: info@kokomoenterprises.ca